FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


For the month of December (Report No. 1)

Commission File Number: 0-29742

                                  Retalix Ltd.

                 (Translation of registrant's name into English)

                    10 Zarhin Street, Ra'anana 43000, Israel
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F X            Form 40-F________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                  Yes____        No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A


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                                    CONTENTS

Following the filing of the Proxy Statement on November 22, 2007 which, among other things, proposed to approve Barry Shaked's continued service as both the Chairman and the Chief Executive Officer for a period of up to three years, the Company has sent a letter of clarification to certain of its shareholders regarding that proposal. This report on Form 6-K of the registrant consists of the following document, which is hereby attached hereto and incorporated by reference herein:

99.1 Letter from the Company regarding service as both Chairman and Chief Executive Officer, dated December 17, 2007.




                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                     RETALIX LTD.

Date:    December 17, 2007            By: /s/Motti Gadish
                                          ------------------------
                                          Motti Gadish
                                          Director of Corporate Communications
                                          and Investor Relations



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                                  EXHIBIT INDEX

Exhibit Number                      Description of Exhibit

99.1 Letter from the Company regarding service as both Chairman and Chief Executive Officer, dated December 17, 2007.